manatt manatt | phelps | phillips	Brian Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

February 12, 2016

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Special Counsel,

Office of Financial Services

Mail Stop 4720

Re:	StreetShares, Inc. Draft Offering Statement on Form 1-A Submitted September 15, 2015 CIK No. 0001607838

Dear Ms. Martin:

On behalf of our client, StreetShares, Inc. (the “Company”), I hereby request acceleration of the qualification date of the above-referenced offering statement to 5:00 p.m., Eastern Time, Wednesday, February 17, 2016, or as soon thereafter as is practicable.

7 Times Square, New York, New York 10036 Telephone: 212.790.4500 Fax: 212.790.4545

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

U.S. Securities and Exchange Commission

February 12, 2016

The Company also wishes to advise the Staff that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

manatt

U.S. Securities and Exchange Commission

February 12, 2016

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Mark L. Rockefeller, Chief Executive Officer

Hayley Chang, General Counsel & Chief Compliance Officer

StreetShares, Inc.